                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. _)

                             SCNV Acquisition Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  78402R-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Peter Lee
                            Bayou International Ltd.
                                 210 Kings Way
                   South Melbourne, Victoria, 3205 Australia
                               (011) 613-92341100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 8, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 78402R-10-0


1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

     Bayou International Ltd.
     I.R.S. Employer Identification No.: 98-0079697

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

   (a) [  ]
   (b) [  ]

3. SEC Use Only

4. Source of Funds (See Instructions): Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e) ..........................[  ]

6. Citizenship or Place of Organization:  Delaware



Number of Shares         7.  Sole Voting Power:             499,701
Beneficially Owned By    8.  Shared Voting Power:           None
                         9.  Sole Dispositive Power:        499,701
                         10. Shared Dispositive Power:      None


11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:  499,701

12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions) ...............

13. Percent of Class Represented by Amount in Row (11):  24%

14. Type of Reporting Person (See Instructions):  CO


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Item 1.  Security and Issuer

     Common stock, par value $.01 per share (the "Common Stock") of SCNV Acquisition Corp., a Delaware corporation ("SCNV" or the "Issuer"), whose business address is 7 Ben Zvi Road, Beer Sheva, Israel.

Item 2.  Identity and Background

     (a) This Statement is filed by Bayou International Ltd., a Delaware corporation ("Bayou") with respect to the shares of Common Stock of the Issuer owned by it. A list of the executive officers and directors of Bayou (collectively, the "Officers and Directors") is attached hereto as Schedule A.

     (b) The business address of Bayou and the Officers and Directors is 210 Kings Way, South Melbourne, Victoria, 3205 Australia.

     (c) Bayou is currently evaluating various business activities, including activities in the mineral exploration industry and high technology industry. A list of the principal business occupations of the Officers and Directors is set forth on Schedule A.

     (d) None of the persons referred to in Paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the individuals referred to in Paragraph (a) above are Australian citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

     On July 8, 1998, pursuant to a Stock Purchase Agreement dated as of June 5, 1998, as amended (the "Stock Purchase Agreement"), Bayou sold (the "Solmecs Acquisition") all of the issued and outstanding shares (the "Solmecs Shares") of its wholly owned subsidiary Solmecs Corporation NV, a Netherland, Antilles corporation ("Solmecs"), to SCNV. In consideration for the receipt of the Solmecs Shares, SCNV issued to Bayou 499,701 shares of common stock of SCNV (the "Shares"), representing approximately 24% of the issued and outstanding shares of SCNV (prior to the exercise of outstanding options and warrants).

     Simultaneously with the closing of the Solmecs Acquisition, SCNV completed an initial public offering of common stock and warrants which resulted in gross proceeds of approximately $5,900,000.


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     In connection with the Solmecs Acquisition, Bayou converted all inter-company indebtedness from Solmecs to Bayou (which aggregated approximately $5,000,000) to a capital contribution to Solmecs.

     The amount of consideration for the Solmecs Shares was determined by arms length bargaining between Bayou and SCNV.

     Bayou has been granted certain demand and "piggyback" registration rights with respect to the Shares. Notwithstanding the foregoing, Bayou has agreed (the "Lock-Up") not to sell, grant options for sale of, assign or transfer any of the Shares, for a period of 24 months from the closing of the Agreement, provided, however, that under certain circumstances Bayou shall have the right to distribute the Share pro rata to its stockholders and provided further that the recipients will take such Shares subject to the remaining term of the lock-up. Bayou does not currently have any plans to distribute the Shares to its stockholders.

Item 4.  Purpose of Transaction.

     The purpose of the acquisition of the Shares by Bayou is for investment. Bayou may make further purchases of shares of Common Stock of the Issuer from time to time and may dispose of any or all of the shares of Common Stock held by it at any time, subject to the Lock-Up.

     Except as set forth above in this Item 4, Bayou does not have any present plans or proposals, which would relate to or result in any of the events or actions described in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D. Nothing set forth above should be interpreted to preclude Bayou from making any plans or proposals, which would relate or result in any of the events or actions described in sub-paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) and (b). The number of shares of Common Stock of the Issuer held by each person named in response to Item 2 as of the date hereof is as follows:

                                         Aggregate Number  Percentage of
         Name(1)                         Of Shares Owned    Outstanding
         -------                         ----------------  -------------
Bayou.................................        499,701            24%
Officers and Directors(2).............           -                -

---------------
(1) Based on 2,082,088 shares of Common Stock outstanding on May 15, 1999.

(2) Does not include any shares of Common Stock owned by Bayou as to which the Officers and Directors disclaim beneficial ownership.


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Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

               Not Applicable.




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                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        BAYOU INTERNATIONAL LTD.


                                        By:/s/ Peter Lee
                                           -----------------------------------
                                                Secretary and Director



Dated:  July 30, 1999



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




                                   Schedule A
                                  -----------

Executive Officers and Directors

     The following table sets forth the name and principal position with Bayou of each of its executive officers and directors:




     Name                     Position with Bayou                Principal Occupation
     ----                     -------------------                --------------------
Joseph Gutnick  Chairman of the Board, President, Chief          Mr. Gutnick is the
                Executive Officer and Director                   Chairman and
                                                                 Managing Director
                                                                 of Centaur Mining
                                                                 and Exploration
                                                                 Ltd., Great Central
                                                                 Mines Ltd.,
                                                                 Johnson's Well
                                                                 Mining Ltd., and
                                                                 other publicly
                                                                 traded companies in
                                                                 the mining sector
                                                                 in Australia.

David Tyrwhitt  Director                                         Mr. Tyrwhitt is a
                                                                 director of several
                                                                 other publicly
                                                                 listed companies in
                                                                 Australia in the
                                                                 mining, industrial
                                                                 and high technology
                                                                 industries,
                                                                 including Great
                                                                 Central, Centaur
                                                                 and Johnson's Well.

Peter Lee       Director, Secretary and Chief Financial          Mr. Lee is General
                Officer                                          Manager Corporate
                                                                 and Company
                                                                 Secretary of 8
                                                                 publicly listed
                                                                 companies in
                                                                 Australia,
                                                                 including Great
                                                                 Central, Centaur
                                                                 and Johnson's Well.

David Simcox    Director                                         Mr. Simcox is
                                                                 Company Secretary
                                                                 of 8 publicly
                                                                 listed companies in
                                                                 Australia,
                                                                 including Great
                                                                 Central, Centaur
                                                                 and Johnson's Well.

Marcus Solomon  Director                                         Mr. Solomon is a
                                                                 solicitor and a
                                                                 Director of several
                                                                 publicly listed
                                                                 companies in the
                                                                 mining industry in
                                                                 Australia,
                                                                 including Centaur
                                                                 and Johnson's Well.

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